UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month July 2016

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Press Release, dated July 28, 2016.	1
2.	Relevant Event, dated July 28, 2016.	15

2

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Results for the first half of 2016

Sales of the Bioscience Division grow by +7.0%, increasing Grifols’ revenues by +2.7% to EUR 1,952 million

•                  Strong positive growth for the four main plasma proteins, that jointly with the others, take the revenues of the Bioscience Division to EUR 1,559.3 million with an increase of +7.0% (+6.7% cc(1))

•                  Significant strengthening of the respiratory franchise, with a record number of patients diagnosed with alpha-1 antitrypsin deficiency (AATD) and increased effectiveness of patient programmes

•                  Recurring revenues, excluding Raw Materials and Others, are up by +3.9% (+3.7% cc)

•                  Revenues in ROW (Rest of the World) increase by +6.9% (+11.2% cc) reflecting the geographical expansion pursued by the company. In the US and Canada, the upward trend is maintained with an increase of +5.9% (+4.4% cc)

•                  EBITDA remains in line with the same period of 2015 at EUR 553.6 million with the margin holding at 28.4% of revenues

•                  Net profit rises to EUR 264.4 million (+1.1%). This result reflects the positive effect of certain financial investments of the company, although net profit continues to be impacted by increased depreciation charges and a higher effective tax rate

•                  Grifols is prepared for further growth and has announced a Capital Investment Plan of EUR 1,200 million for the period 2016-2020 that covers all its divisions

•                  The company is focused on increasing its supplies of plasma: the investment in IBBI and the plan to open new donor centres secure the access to the raw material to continue meeting the growing demand for plasma products on a sustainable basis

•                  Shareholder remuneration: 40% pay-out on consolidated net profit and  EUR 213 million allocated to dividends after paying the second dividend for 2015

(1) Constant currency (cc) excludes exchange rate variations

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Barcelona, 28 July 2016.- Grifols (MCE: GRF, MCE: GRF.P and NASDAQ: GRFS) increased its net revenues by +2.7% (+2.5% cc) to EUR 1,951.6 million in the first half of 2016. Recurring sales (excluding Raw Materials and Others) grew by +3.9% (+3.7% cc), with revenues of EUR 1,922.6 million.

Revenues of the Bioscience Division increased by +7.0% (+6.7% cc) to EUR 1,559.3 million, with significant growth, mainly, in volumes of sales of IVIG, alpha-1 antitrypsin and albumin. This reflects the upward trend experienced by the industry, as well as confirming Grifols’ solid leadership position at global level in three of the main plasma-derived proteins. The growth in sales of factor VIII remains stable and the initial reactions to the SIPPET study (Survey of Inhibitors in Plasma Products Exposed Toddlers) data indicate increasing consideration of pdFVIII in markets that have previously been more inclined to use recombinant factor VIII.

Revenues of the Diagnostic Division during the first half of the year amounted to EUR 316.8 million, moderating its decline to -7.9% (-7.9% cc). Comparatively, its performance continues to be negatively impacted by the higher revenues reported in the first six months of 2015 due to contracts for systems using NAT technology (Procleix® NAT Solutions) signed in Japan, as well as those deriving from the old contract with Abbott for the production of antigens. The new contract with Abbott signed in July 2015, with a total value of approximately US dollar 700 million, included new conditions and extended the supply of antigens until 2026. The incremental value of the new contract is US dollar 200 million higher than the previous one.

The blood typing business line continues to be the main growth driver of the Diagnostic Division. The positive trend produced by the company’s geographical expansion continues, now strengthened by progressive penetration in the United States.

Revenues of the Hospital Division accounted for 2.4% of the group’s total revenues at  EUR 46.5 million, compared with EUR 49.3 million reported in the same period of 2015. These revenues continue to be affected by the slowdown in public tenders relating to the business line of Pharmatech (which includes hospital logistics) in certain Latin American countries and in Contract Manufacturing service. Growth in the US market remains very positive.

The company is continuing to pave the way to ensure the growth of the Diagnostic and Hospital divisions. To achieve this, it is focusing on strengthening sustained organic growth through the introduction of new products, geographical expansion and greater penetration in markets where it already operates, reinforcing the commercial teams.

From January to June 2016, revenues in ROW (Rest of the World) increased by +6.9% (+11.2% cc) and in the Unites States and Canada rose by +5.9% (+4.4% cc). In Europe, revenues fell by -5.7% (-5.5% cc) to EUR 323.1 million. Spain continues to be a priority marketplace for the company and sales showed positive growth. Exposure in the United Kingdom is not significant, and no particular negative impact is expected as a result of the referendum held on 23 of June on the country’s continuing membership of the European Union.

Grifols’ EBITDA remained stable at EUR 553.6 million (-1.3%). The EBITDA margin was 28.4% of revenues. In the first half of 2016, the EBIT reached EUR 452.7 million (-3.8%), representing 23.2% of revenues.

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As expected, margins continued to be affected by the decrease of revenues from royalties relating to the transfusion diagnostics unit, received in 2015, which declined significantly in 2016; by the simultaneous operation of the two fractionation plants in Clayton (North Carolina, United States) while all production is transferred to the new plant; and by the higher depreciation charges due to the progressive utilization of that plant. In addition, the higher plasma costs linked to the opening of new donor centres and the trend towards greater incentives to reward donors for their time impacted as well.

Margins were also impacted by the strengthening of the marketing and sales teams in order to promote the diagnosis of diseases treated with plasma-derived proteins and the growth of the Hospital and Diagnostic divisions, particularly in the United States.

The improvement in the financial result was caused mainly by the reduced impact of exchange rate variations.

Grifols’ net profit amounted to EUR 264.4 million, which represents 13.5% of the group’s net revenues and an increase of +1.1%. This result reflects the positive effect of certain financial investments of the company; net profit continues to be impacted by increased depreciation expenses and a higher effective tax rate compared with the first half of 2015. At the end of June 2016, the effective tax rate was 23.5%.

At the end of the first half of 2016, Grifols’ net financial debt was EUR 3,920.9 million, including EUR 807.0 million in cash after discounting the payment of EUR 93.2 million made in June for 2015 final ordinary dividend, as well as the investments made in Interstate Blood Bank Inc. and Singulex Inc., among others. Grifols’ net debt/EBITDA ratio was 3.39x, slightly higher than the 3.19x reported in December 2015. Without considering the effects of exchange rate variations, it was 3.45x.

At 30 June 2016, undrawn credit lines exceed EUR 400 million. The group’s liquidity position is over EUR 1,200 million.

Grifols’ cash generation remained at high levels, making it possible to fully fund the planned growth and investment plans. Operating cash flow before the payment of financial interests amounted to EUR 253.2 million in the first half of 2016 remains at high levels taking into account the greater inventory levels associated with the opening of new plasma centres and the higher volume of sales.

As of June 2016, total consolidated assets amounted to EUR 9,539.7 million, compared with EUR 9,601.7 million at December 2015. This fall is attributable to the negative effect, partially offset, of the appreciation of the Euro against the US dollar, the financial investments made, the higher inventory levels associated with the acceleration of the opening of new plasma donor centres, and a higher volume of revenues.

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Key figures for the first half of 2016:

REVENUE PERFORMANCE

•                  Bioscience Division: 79.9% of revenues

The Bioscience Division represents Grifols’ main line of growth. In the second quarter of 2016, the significant increases in the sales volume of the main plasma proteins continued. Revenues in the first half of the year rose by +7.0% (+6.7% cc) to EUR 1,559.3 million.

Sales of IVIG during the period were one of the division’s drivers and demand for this plasma protein remains strong, supported by growth in the United States and Canada. IVIG use continues to grow in the field of neurology, including the treatment of neuropathies such as chronic inflammatory demyelinating polyneuropathy (CIDP), neuromuscular diseases such as myasthenia gravis and various myopathies, particularly in countries with higher per capita consumption.

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Grifols also continues to promote the use of IVIG in the treatment of primary immunodeficiencies. Primary immunodeficiencies treatments are a significant source of growth in countries whose health coverage is beginning to expand, such as certain countries of Latin America and the Asia-Pacific region.

Sales of albumin continued to grow, supported by China and the United States, where demand remains very robust.

Grifols is a leader in the production and sale of alpha-1 antitrypsin, and continues to promote the diagnosis of deficiency in this protein (DAAT) in the United States, Europe and - in a beginning stage - Latin America. Grifols is also strengthening the implementation of various disease management programmes for patients with this genetic disorder, whose symptomology is similar to the chronic obstructive pulmonary disease (COPD).

The results of a recent study conducted in United States with DAAT patients treated with alpha-1 antitrypsin has concluded that patients enrolled in the Grifols Prolastin Direct® program had lower average annual healthcare utilization. This analysis, which substantiates Grifols initiatives, was recently awarded a gold medal by the Academy of Managed Care Pharmacy suggesting that incorporation of comprehensive disease management programs may result in reduced healthcare utilization and lower healthcare costs for AATD patients treated with this plasma-derived protein.

The increase in sales of factor VIII remained stable. The growth seen in the Unites States for the treatment of patients who have developed inhibitors continues to make an important contribution to the revenues generated by this protein. In this regard, the evidence reported by the SIPPET study (Survey of Inhibitors in Plasma Products Exposed Toddlers), recently published in The New England Journal of Medicine(2), showing that treatment with recombinant factor VIII (rFVIII) is associated with an 87% greater incidence of inhibitors than treatment using plasma-derived factor VIII with von Willebrand factor (pdFVIII/VWF) in previously untreated patients (PUPs) with severe hemophilia A, has resulted in the US Medical and Scientific Advisory Council (MASAC)(3) including plasma-derived factor VIII with von Willebrand factor (pdFVIII/VWF) as an option of first treatment in previously untreated children with severe hemophilia A. In addition, the European Medicines Agency (EMA) has announced(4) that it will begin a review of the different FVIII concentrates in order to assess the risk of developing inhibitors in patients who begin treatment for hemophilia A.

The results of this study might continue to influence the choice of products for the treatment of patients with severe hemophilia A, as sustained by the principal investigators of the SIPPET study, Flora Peyvandi and Pier Mannuccio Mannucci, of the Angelo Bianchi Bonomi Hemophilia and Thrombosis Centre in Milan (Italy).

Grifols has recently expanded promotion of other specialty proteins developed by the company in order to have a differentiated product portfolio and optimise raw material costs and

(2)  http://www.nejm.org/doi/full/10.1056/NEJMoa1516437

(3)  https://www.hemophilia.org/Researchers-Healthcare-Providers/Medical-and-Scientific-Advisory-Council-MASAC/MASAC-Recommendations/MASAC-Recommendation-On-SIPPET-Survey-of-Inhibitors-in-Plasma-Product-Exposed-Toddlers

(4)  http://www.ema.europa.eu/ema/index.jsp?curl=pages/medicines/human/referrals/Factor_VIII/human_referral_prac_000060.jsp&mid=WC0b01ac05805c516f

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production capacity. Notable examples include specific hyperimmune immunoglobulins for the treatment of infections such as rabies and tetanus.

Currently, the US Centres for Disease Control and Prevention (CDC) includes in its protocol the combination of human rabies immunoglobulin and rabies vaccine. Grifols has a specialist commercial team in the United States for promoting specific hyperimmune immunoglobulins for the treatment of the above-mentioned infections, and has just signed an agreement with the CDC for the purchase of tetanus and diphtheria vaccine. This is a complementary therapy for non-immediate but long-term immunisation against these diseases, and will be distributed through the Vaccines for Children programme (VFC).

•                  Diagnostic Division: 16.2% of revenues

Revenues of the Diagnostic Division amounted to EUR 316.8 million, slowing their decline, relative to the first quarter of the year, to -7.9% (-7.9% cc). Comparatively, sales continue to be impacted by the agreement signed with Abbott to produce antigens for the manufacture of diagnostic immunoassays. This entered into force in the second half of 2015, with the old one remaining in force during the first part of the year. The new contract, for a total amount of approximately US dollar 700 million and with an incremental value of more than US dollar 200 million, includes new conditions that extend the supply of antigens until 2026, ensuring higher levels of recurring revenues for this business line.

Revenues from systems using NAT technology (Procleix® NAT Solutions) for virological screening of blood and plasma donations saw moderate growth, despite the competitive landscape and the lower number of blood transfusions performed in certain developed countries.

As a leader in this market segment, the company is prepared to consider requests from new countries that include these screenings for blood and plasma donations as they develop their health systems. Grifols is also continuing to work in collaboration with Hologic on the development of new tests and assays for emerging viruses.

In this regard, in the second quarter the FDA gave its authorisation, under an investigation protocol (IND), for US blood banks to apply the new test developed by Grifols and Hologic for detecting the Zika virus in transmission risk areas.

The company continues to pursue the geographical expansion of its products and services as a growth strategy. In this regard, the Malaysian national blood bank has shown again its trust in Grifols’ NAT technology for screening its expected 450,000 blood donations per year. The award of this concession for the fifth consecutive year allows the company to maintain its leadership and more than 75% market share in the region.

The blood typing business line continues to be the division’s main growth driver. Sales of blood-typing instruments (Wadiana® and Erytra®) and reagents (DG-Gel® cards) remained strong and continued to drive the division’s penetration of the United States. This market has great potential for Grifols.

Also worthy of note is the launch of the new haemostasis line in Chile, which includes the Q© Smart and Q® Next analysers, liquid reagents for routine tests, and the new liquid human

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thromboplastin reagent. This represents a further step in offering an appropriate combination of analysers and reagents to enable the company to grow in new markets.

•                  Hospital Division: 2.4% of revenues

Revenues of the Hospital Division amounted to EUR 46.5 million, representing a fall of -5.7%    (-3.5% cc). Sales remain affected by the slowdown in public tenders relating to the areas of Pharmatech (which includes hospital logistics) and certain Latin American countries and by the Contract Manufacturing business line.

The appointment of the new commercial president of the division and the greater internationalisation that is being pursued will contribute to a strengthening of revenues in the coming years.

The Unites States is one of the key countries for the expansion of the Hospital Division. In the first half of the year, efforts were focused on launching the Kiro Oncology system, which automates the compounding of intravenous medications in chemotherapy, in this market. Two US hospitals, the Ann & Robert H. Lurie Children’s Hospital in Chicago (a benchmark children’s hospital) and the Smilow Cancer Hospital in Yale-New Haven (one of only 45 centres awarded as a National Cancer Institute), have adopted this system with training and support from the Grifols’ team.

•                  Raw Materials and Others Division: 1.5% of revenues

Grifols’ non-recurring revenues in the Raw Materials and Others Division amounted to
EUR 29.0 million, representing 1.5% of total revenues. These include, among others, third-party engineering projects performed by Grifols Engineering, income deriving from manufacturing agreements with Kedrion, and revenues from royalties. As expected, the lower revenues for this division are mainly directly related to the reduction in royalties earned by the transfusion diagnostics unit.

Revenues by division in the first half of 2016:

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Revenues by region in the first half of 2016:

SECOND QUARTER OF 2016

In the second quarter of 2016, Grifols’ revenues amounted to EUR 992.7 million, representing growth of +0.1% (+3.4% cc). Movements in exchange rates, particularly the US dollar, had an impact on the reported figures.

The Bioscience Division was the main driver of growth, with revenues rising by +3.6% (+7.0% cc) to EUR 804.4 million. Increased sales of IVIG in the Unites States, buoyant sales of alpha-1 antitrypsin in North America and Europe, and albumin sales in China and the Unites States are all worth noting.

Meanwhile, the revenues of the Diagnostic Division moderated its decline at constant exchange rates, relative to the first quarter of 2016, with sales amounting to EUR 155.8 million (-9.1% and -5.8% cc).

On a quarter-on-quarter, sales in the Unites States and Canada grew by +3.0% (+5.9% cc) to EUR 650.9 million, while sales generated in ROW (Rest of the World) were stable at EUR 169.6 million, although these were up by +7.4% without taking account of exchange rate effects.

Revenues by division in the second quarter of 2016:

* Constant currency (cc) excludes the impact of exchange rate movements

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Revenues by region in the second quarter of 2016:

INVESTMENT ACTIVITIES: R&D, CAPEX AND ACQUISITIONS

•                  Over EUR 100 million in Research and Development in the first half of the year

In the first half of 2016, the net investment in R&D amounted to EUR 106.0 million, representing 5.4% of revenues. Net investment mainly includes EUR 97.3 million in R&D expenditure, as well as investments made via investee companies.

Within its organisational structure, Grifols has created an Innovation Unit to support and manage all internal and external investments designed to promote the group’s innovation process. Its functions involve, among others, boosting and coordinating different areas for the purpose of evaluating and accelerating the development and commercialisation of innovation therapies, products and services, enabling the company to operate more efficiently and generate more value. It also seeks to identify and materialise collaborations with the various players in the academic innovation system and world-class researchers.

•                  Capital expenditure (CAPEX): EUR 1,200 million by 2020

In the first half of the year, Grifols invested EUR 112.5 million to continue expanding and improving its manufacturing facilities. The investments under way and those in investee companies are progressing as anticipated.

The company has announced a new capital expenditure plan (CAPEX) amounting to
EUR 1,200 million for the period 2016-2020, which will ensure sustained growth for the company in the long term. The breakdown of the investment includes:

•             Approximately 25% of investments to increase plasma supplies, including the opening of new donation centres in the United States, as well as the expansion, renovation and relocation of existing ones. The goal is to have around 225 centres by 2021. The company currently has over 160 operating centres boasting the latest technology to increase the efficiency of the donation process.

•             Approximately 45% of the resources are to be used in the new manufacturing facilities of the Bioscience Division, including the construction of four plants: a plasma fractionation plant and immunoglobulin purification plant in Clayton; an albumin purification plant in Dublin

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(Ireland); and an alpha1-antitrypsin plant in Parets del Vallès (Barcelona, Spain). These investments will enable Grifols to increase its production capacity to continue meeting the growing demand for plasma products in a sustainable way through to 2028-2030.

•             Approximately 12% of the investments for the manufacturing facilities of the Diagnostic Division, including the new antigens’ manufacturing plant for diagnostic immunoassays in Emeryville (California, United States), consolidating the production process; the new plant for collection and preservation blood bags in Curitiba (Brazil); and the new plant in Parets del Vallès for the manufacture of gel technology instruments and reagents.

•             The investments designed to improve and expand the manufacturing facilities of the Hospital Division will account for 3% of the total, whereas Grifols will be using 15% of planned capital expenditure to expand and improve its commercial and corporate facilities.

•                  Acquisitions: two minority stakes with potential for Grifols

Acquisition of 49% of Interstate Blood Bank Inc. (IBBI)

In the second quarter of 2016, Grifols completed the acquisition of 49% of the share capital of Interstate Blood Bank Inc. for US dollar 100 million. IBBI is one of the main private and independent plasma suppliers in the United States. The agreement includes an option to acquire the remaining 51% of the share capital for an additional US dollar 100 million. The price of the purchase option was US dollar 10 million and to be exercised in 2019.

Currently, IBBI has 23 plasma donation centres, 8 blood donation centres and 1 laboratory in the United States.

Acquisition of 20% of Singulex Inc.

Grifols has acquired 20% of the private diagnostic company Singulex Inc., based in Alameda (California, United States), via the subscription of a share capital increase in the amount of US dollar 50 million. Grifols will hold one position in the Board of Directors of Singulex.

The agreement also includes the exclusive worldwide licencing of its SMC™ (Simple Molecular Counting) technology, covering the manufacture and sale of immunoassays, instrumentation, software and other products. This innovative ultra-sensitive technology, with many applications in clinical diagnosis and research, enables the identification of biomarkers of diseases which were previously undetectable, by identifying several proteins used as clinical markers with a high rate of reliability and accuracy.

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CORPORATE MILESTONES DURING THE FIRST HALF OF 2016

•                  Ordinary General Meeting of Shareholders

Close to 82% of the share capital of the company with voting rights was represented at the Ordinary General Meeting held in May. Majority endorsement was granted by shareholders to the performance of the management team and the business plan implemented by the group, also approving the payment of a dividend of EUR 0.13 gross per share against the 2015 profits.

This final ordinary dividend paid out in the month of June along with the interim dividend in December 2015 of EUR 0.175 gross per share (EUR 0.35 gross per share pre-split) means allocating a total amount of EUR 212.9 million(5) to dividends for 2015 and the maintenance of the company’s pay-out at 40% of the group’s consolidated net profit.

The shareholders also approved the annual accounts, the remuneration of directors and the renewal, for a period of five years, of the delegation of powers to the Board of Directors for a possible capital increase of up to 50%. In addition, the re-election of Luis Isasi Fernández de Bobadilla, Steven F. Mayer and Thomas Glanzmann as directors and the appointment of Víctor Grífols Deu as a member of the Board of Directors were also ratified. As a result thereof, the number of directors has grown to 13 compared to 12 members the year before.

•                  Annual meeting with investors and analysts

At the beginning of June, Grifols held its annual meeting with analysts and investors for two days in Dublin which was attended by more than 60 financial experts from several countries. Grifols executives provided an overview of the various company divisions, investment plans, some of the research projects as well as a more in-depth analysis of the financial situation of Grifols. Attendees also visited the new facilities of the group in Ireland.

•                  Grifols 2006-2016: 10 years as a listed company

On 17 May 2006, Grifols started trading in the stock exchange at a price of EUR 4.40 per share and closed its first trading day with a 15.7% rise in value to EUR 5.09 per share.

In its 10 years as a listed company, it has grown substantially, having increased its revenues
7.5 times, its profit 20.5 times and its capitalisation 11.9 times.

FIRM COMMITMENT TO HUMAN RESOURCES

•                  The number of employees of Grifols in Spain increases by +4.9%

Globally, the number of employees at 30 June 2016 is stable at around 14,600 workers. The workforce of Grifols in Spain has increased by +4.9% in the first half of 2016 to a total of 3,415 employees. The number of employees in ROW (Rest of the World) increased by +3.6% and dropped by -3.4% in North America. 76% of Grifols employees work outside of Spain.

(5) This total amount includes the preferred gross divided of EUR 0.01 gross associated with each Class B share.

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The average seniority of Grifols employees is 6.5 years and 56% are under the age of 40. By gender, it is a well-balanced workforce (46% men and 54% women) which confirms, again this year, the equal opportunities for men and women.

The main lines of action in human resources focus on securing jobs and encouraging the professional and personal development of employees. Continuous training is one of the main tools used to promote this initiative. Specifically, one of the aspects which has been particularly emphasised during the first six months of the year has been the health and safety of employees, via the implementation of continuous improvement processes, monitoring the technical and organisational planning in terms of prevention and the application of controls and internal and external audits.

Among the projects begun in 2016, the most relevant are the definition of objectives in matters of health and safety in the workplace and the start of an internal audit process following the OSHAS 18001 standard in Spain. Of note is the standardisation effort made in this regard in the facilities in Ireland.

In terms of training and development, the main strategic priorities focus on: reinforcing the Grifols culture by deploying the leadership competencies which develop company values; ensuring the training required to maintain the high standards of quality, safety and technical excellence; providing support to the organic growth of the group, particularly in the commercial areas; focusing on the coordination and integration of policies and human resources management practices at a global level.

ENVIRONMENTAL MANAGEMENT

•                  Progress in the 2014-2016 Environmental Programme

Grifols has continued to develop its 2014-2016 Environmental Programme, which sets out the steps to be followed to reduce the consumption of electricity, gas, water and the volume of greenhouse gas emissions, as well as to increase waste recycling.

Up to June 2016, a number of initiatives within the environmental programme have been carried out, among them:

•                  In the fractionation plant in Los Angeles (California, United States) the plan to reduce the consumption of water resources has continued. The achievement of the five objectives of the programme has translated into savings of 13,500 m3 of water per year.

•                  The implementation of energy efficiency measures in the new alpha-1 antitrypsin plant located in the industrial estate of Parets del Vallès will lead to annual savings of  1.3 million kWh of electricity and of 1.1 million kWh of natural gas. Among the solutions implemented in this plant are the installation of frequency converters in engines and pumps, a Clean-In-Place (CIP) system in automatic reactors and the installation of a cooler with a heat recovery system.

•                  The installation of a new reverse osmosis system in the fractionation plant of Parets del Vallès, which recovers 50% of waste water enabling annual savings 50,000 m3 of water.

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The Clayton plasma fractionation plant has obtained the environmental management system certification according to the ISO 14001 standard, completing its standardisation process to the plants in Spain. Moreover, the raw material warehouse located in this industrial estate has earned the LEED (Leadership in Energy and Environmental Design) certification. This new building, compared to other standard buildings, has reduced its electricity consumption by 30% and its water consumption by 35%. Additionally, recycled and local materials were used in its construction and the interior has been fitted with materials which reduce the concentration of volatile organic compounds (VOC).

The process of implementation of corporate procedures in environmental matters is under way at the Emeryville plant.

In June, the Carbon Disclosure Project (CDP) 2015 questionnaire which assesses the strategy of the organisation and its performance in matters of climate change, was presented. The information provided includes the result of the carbon footprint calculated for company activities (scopes 1 and 2) in 2015. In absolute terms, the carbon footprint amounted to 198,586 tons of CO2 equivalents, which means an increase of +3.2% over the previous year, although in terms of business revenue the emissions’ volume has dropped by -8.5% compared to 2014.

The environmental report for 2015 is available in www.grifols.com

The financial statements corresponding to the first half of 2016 attached in a separate document are part of the financial information provided by the company. All the documents are available on the Grifols website (www.grifols.com).

About Grifols

Grifols is a global healthcare company with more than 75-year legacy of improving people’s health and well-being through the development of protein therapies, hospital pharmacy products and diagnostic technology for clinical use.

The company is present in more than 100 countries worldwide and its headquarters are located in Barcelona, Spain. Grifols is a leader in plasma collection with a network of 160 plasma donation centres in the U.S., and is a leading producer of plasma-derived medicines. As a recognised leader in transfusion medicine, Grifols offers a comprehensive range of transfusion medicine, hemostasis, and immunoassay solutions for clinical laboratories, blood banks, and transfusion centres.

In 2015, sales exceeded EUR 3,934 million with a headcount close to 14,700 employees. Grifols demonstrates its commitment to advancing healthcare by allocating a significant portion of its annual income to R&D.

The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE: GRF). Its non-voting class B shares are listed on the Mercado Continuo (MCE: GRF.P) and on the U.S. NASDAQ via ADRs (NASDAQ: GRFS). For more information visit www.grifols.com

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The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Royal Legislative Decree 4/2015, of 23 October, approving recast text of Securities Market Law; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation. In addition, this document does not constitute an offer of purchase, sale or exchange, or a request for an offer of purchase, sale or exchange of securities, or a request for any vote or approval in any other jurisdiction. The information included in this document has not been verified nor reviewed by the external auditors of the Grifols Group.

First Half 2016 Performance Summary

Operational and Financial Highlights - 1H 2016 2 Strong positive growth for the four main plasma proteins, that jointly with the others, take the revenues of the Bioscience Division to EUR 1,559.3 million with an increase of +7.0% (+6.7% cc*) Significant strengthening of the respiratory franchise, with a record number of patients diagnosed with alpha-1 antitrypsin deficiency (AATD) and increased effectiveness of patient programmes Recurring revenues, excluding Raw Materials and Others, are up by +3.9% (+3.7% cc) Revenues in ROW (Rest of the World) increase by +6.9% (+11.2% cc) reflecting the geographical expansion pursued by the company. In the US and Canada, the upward trend is maintained with an increase of +5.9% (+4.4% cc) EBITDA remains in line with the same period of 2015 at EUR 553.6 million with the margin holding at 28.4% of revenues * Constant currency (cc) excludes exchange rate variations

3 Operational and Financial Highlights - 1H 2016 Net profit rises to EUR 264.4 million (+1.1%). This result reflects the positive effect of certain financial investments of the company, although net profit continues to be impacted by increased depreciation charges and a higher effective tax rate Grifols is prepared for further growth and has announced a capital investment plan of EUR 1,200 million for the period 2016-2020 that covers all its divisions The company is focused on increasing its supplies of plasma: the investment in IBBI and the plan to open new donor centres secure the access to the raw material to continue meeting the growing demand for plasma products on a sustainable basis Shareholder remuneration: 40% pay-out on consolidated net profit and EUR 213 million allocated to dividends after paying the second dividend for 2015

Key financial figures - 1H 2016 4 In millions of euros except % and EPS 1H 2016 1H 2015 % Var NET REVENUE (NR) 1,951.6 1,900.6 2.7% GROSS MARGIN 48.3% 48.8% R&D 97.3 103.9 (6.3%) % NR 5.0% 5.5% EBITDA 553.6 560.8 (1.3%) % NR 28.4% 29.5% EBIT 452.7 470.7 (3.8%) % NR 23.2% 24.8% GROUP PROFIT 264.4 261.5 1.1% % NR 13.5% 13.8% ADJUSTED (1) GROUP PROFIT 294.2 302.8 (2.8%) % NR 15.1% 15.9% CAPEX 112.5 134.8 (16.5%) EARNINGS PER SHARE (EPS) (2) 0.39 0.38 1.1% June 2016 December 2015 % Var TOTAL ASSETS 9,539.7 9,601.7 (0.6%) TOTAL EQUITY 3,412.4 3,301.4 3.4% CASH & CASH EQUIVALENTS 807.0 1,142.5 (29.4%) LEVERAGE RATIO (3.39/3.45cc) (3) 3.19 (1) Excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions (2) EPS as of June 30, 2015 calculated taking into consideration the 2:1 split effective 4 January 2016 (3) Constant currency (cc) excludes the impact of exchange rate movements

Net revenue by division - 1H 2016 5 In thousands of euros 1H 2016 % of Net Revenues 1H 2015 % of Net Revenues % Var % Var cc* BIOSCIENCE 1,559,340 79.9% 1,457,393 76.7% 7.0% 6.7% DIAGNOSTIC 316,830 16.2% 343,987 18.1% (7.9%) (7.9%) HOSPITAL 46,478 2.4% 49,276 2.6% (5.7%) (3.5%) SUBTOTAL 1,922,648 98.5% 1,850,656 97.4% 3.9% 3.7% RAW MATERIALS AND OTHERS 28,997 1.5% 49,909 2.6% (41.9%) (42.8%) TOTAL 1,951,645 100.0% 1,900,565 100.0% 2.7% 2.5% * Constant currency (cc) excludes the impact of exchange rate movements

Net revenue by region - 1H 2016 6 In thousands of euros 1H 2016 % of Net Revenues 1H 2015 % of Net Revenues % Var % Var cc* US + CANADA 1,269,466 65.0% 1,199,176 63.2% 5.9% 4.4% EU 323,140 16.6% 342,750 18.0% (5.7%) (5.5%) ROW 330,042 16.9% 308,730 16.2% 6.9% 11.2% SUBTOTAL 1,922,648 98.5% 1,850,656 97.4% 3.9% 3.7% RAW MATERIALS AND OTHERS 28,997 1.5% 49,909 2.6% (41.9%) (42.8%) TOTAL 1,951,645 100.0% 1,900,565 100.0% 2.7% 2.5% * Constant currency (cc) excludes the impact of exchange rate movements

Profit & Loss account - 1H 2016 7 In thousands of euros 1H 2016 1H 2015 % Var NET REVENUE (NR) 1,951,645 1,900,565 2.7% COST OF SALES (1,009,801) (973,749) 3.7% GROSS MARGIN 941,844 926,816 1.6% % NR 48.3% 48.8% R&D (97,348) (103,936) (6.3%) SG&A (391,826) (352,192) 11.3% OPERATING EXPENSES (489,174) (456,128) 7.2% OPERATING RESULT (EBIT) 452,670 470,688 (3.8%) % NR 23.2% 24.8% FINANCIAL RESULT (124,164) (135,222) (8.2%) SHARE OF RESULTS OF EQUITY ACCOUNTED INVESTEES 16,706 (1,383) (1308.0%) PROFIT BEFORE TAX 345,212 334,083 3.3% % NR 17.7% 17.6% INCOME TAX EXPENSE (81,125) (73,498) 10.4% % OF PRE-TAX INCOME 23.5% 22.0% CONSOLIDATED PROFIT FOR THE YEAR 264,087 260,585 1.3% RESULT ATTRIBUTABLE TO NON-CONTROLLING INTERESTS (356) (920) (61.3%) GROUP PROFIT FOR THE PERIOD 264,443 261,505 1.1% % NR 13.5% 13.8%

Balance sheet (Assets) - June 30, 2016 8 June December 2016 2015 NON-CURRENT ASSETS 6,618,939 6,512,243 GOODWILL AND OTHER INTANGIBLE ASSETS 4,603,871 4,693,931 PROPERTY PLANT & EQUIPMENT 1,659,780 1,644,402 INVESTMENTS IN EQUITY ACCOUNTED INVESTEES 202,412 76,728 NON-CURRENT FINANCIAL ASSETS 87,045 30,388 OTHER NON-CURRENT ASSETS 65,831 66,794 CURRENT ASSETS 2,920,719 3,089,472 INVENTORIES 1,530,867 1,431,391 TRADE AND OTHER RECEIVABLES 554,882 483,196 OTHER CURRENT FINANCIAL ASSETS 1,983 1,294 OTHER CURRENT ASSETS 25,968 31,091 CASH AND CASH EQUIVALENTS 807,019 1,142,500 TOTAL ASSETS 9,539,658 9,601,715 In thousands of euros

Balance sheet (Equity & Liabilities) - June 30, 2016 9 June December 2016 2015 EQUITY 3,412,351 3,301,390 CAPITAL 119,604 119,604 SHARE PREMIUM 910,728 910,728 RESERVES 1,696,359 1,371,061 TREASURY STOCK (62,025) (58,575) INTERIM DIVIDENDS 0 (119,615) CURRENT YEAR EARNINGS 264,443 532,145 OTHER COMPREHENSIVE INCOME 479,094 540,855 NON-CONTROLLING INTERESTS 4,148 5,187 NON-CURRENT LIABILITIES 5,152,116 5,247,319 NON-CURRENT FINANCIAL LIABILITIES 4,512,783 4,597,654 OTHER NON-CURRENT LIABILITIES 639,333 649,665 CURRENT LIABILITIES 975,191 1,053,006 CURRENT FINANCIAL LIABILITIES 215,146 262,497 OTHER CURRENT LIABILITIES 760,045 790,509 TOTAL EQUITY AND LIABILITIES 9,539,658 9,601,715 In thousands of euros

Cash flow - 1H 2016 10 In thousands of euros 1H 2016 1H 2015 GROUP PROFIT 264,443 261,505 DEPRECIATION AND AMORTIZATION 100,915 90,132 NET PROVISIONS (605) (5,749) OTHER ADJUSTMENTS AND OTHER CHANGES IN WORKING CAPITAL 9,899 1,143 CHANGES IN INVENTORIES (124,548) (56,578) CHANGES IN TRADE RECEIVABLES (84,501) 75,232 CHANGES IN TRADE PAYABLES 1,256 (108,541) CHANGE IN OPERATING WORKING CAPITAL (207,793) (89,887) NET CASH FLOW FROM OPERATING ACTIVITIES 166,859 257,144 BUSINESS COMBINATIONS AND INVESTMENTS IN GROUP COMPANIES (188,065) (58,040) CAPEX (112,525) (134,842) R&D/OTHER INTANGIBLE ASSETS (13,380) (19,521) OTHER CASH INFLOW / (OUTFLOW) (6,277) (272,119) NET CASH FLOW FROM INVESTING ACTIVITIES (320,247) (484,522) FREE CASH FLOW (153,388) (227,378) PROCEEDS FROM / (PAYMENTS) FOR EQUITY INSTRUMENTS (5,131) 12,695 ISSUE / (REPAYMENT) OF DEBT (41,701) (41,985) DIVIDENDS (PAID) / RECEIVED (93,243) (102,157) OTHER CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES (21,943) (15,835) NET CASH FLOW FROM FINANCING ACTIVITIES (162,018) (147,282) TOTAL CASH FLOW (315,406) (374,660) CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR 1,142,500 1,079,146 EFFECT OF EXCHANGE RATE CHANGES IN CASH AND CASH EQUIVALENTS (20,075) 84,248 CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD 807,019 788,734

Group profit reconciliation - 1H 2016 11 In millions of euros 1H 2016 1H 2015 % Var GROUP NET PROFIT 264.4 261.5 1.1% % NR 13.5% 13.8% Amortization of deferred financial expenses 18.7 31.9 (41.4%) Amortization of intangible assets acquired in business combinations 20.2 21.0 (3.8%) Tax impacts of adjustments (9.1) (11.6) (21.6%) ADJUSTED (1) GROUP NET PROFIT 294.2 302.8 (2.8%) % NR 15.1% 15.9% (1) Excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions

Net revenue by division - 2Q 2016 12 In thousands of euros 2Q 2016 % of Net Revenues 2Q 2015 % of Net Revenues % Var % Var cc* BIOSCIENCE 804,395 81.0% 776,366 78.2% 3.6% 7.0% DIAGNOSTIC 155,790 15.7% 171,426 17.3% (9.1%) (5.8%) HOSPITAL 23,640 2.4% 26,017 2.6% (9.1%) (5.5%) SUBTOTAL 983,825 99.1% 973,809 98.1% 1.0% 4.4% RAW MATERIALS AND OTHERS 8,887 0.9% 18,372 1.9% (51.6%) (50.6%) TOTAL 992,712 100.0% 992,181 100.0% 0.1% 3.4% * Constant currency (cc) excludes the impact of exchange rate movements

Net revenue by region - 2Q 2016 13 In thousands of euros 2Q 2016 % of Net Revenues 2Q 2015 % of Net Revenues % Var % Var cc* US + CANADA 650,883 65.6% 632,064 63.7% 3.0% 5.9% EU 163,320 16.4% 171,753 17.3% (4.9%) (4.3%) ROW 169,622 17.1% 169,992 17.1% (0.2%) 7.4% SUBTOTAL 983,825 99.1% 973,809 98.1% 1.0% 4.4% RAW MATERIALS AND OTHERS 8,887 0.9% 18,372 1.9% (51.6%) (50.6%) TOTAL 992,712 100.0% 992,181 100.0% 0.1% 3.4% * Constant currency (cc) excludes the impact of exchange rate movements

Share Performance - June 30, 2016 GRIFOLS’ DAILY SHARE PRICE, CLASS A & CLASS B vs IBEX 35 BASE 100, from December 31, 2015 to June 30, 2016 Source: Infobolsa 14 Class A: -4.9% IBEX-35: -14.5% Class B: +0.3% 70 80 90 100 110 Dec-15 Jan-16 Feb-16 Mar-16 Apr-16 May-16 Jun-16

15 The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Royal Legislative Decree 4/2015, of 23 October, approving recast text of Securities Market Law; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation. In addition, this document does not constitute an offer of purchase, sale or exchange, or a request for an offer of purchase, sale or exchange of securities, or a request for any vote or approval in any other jurisdiction. The information included in this document has not been verified nor reviewed by the external auditors of the Grifols Group. Disclaimer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
Name: David I. Bell
Title: Authorized Signatory

Date: July 28, 2016